Exhibit 99.1

Press Release- SodaStream

SODASTREAM REPORTS SECOND QUARTER RESULTS

AIRPORT CITY, Israel – July 30, 2014 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and six month periods ended June 30, 2014.

For the second quarter ended June 30, 2014:

•	Revenue was $141.2 million compared to $132.4 million in the second quarter 2013
•	EBITDA was $13.8 million compared to $18.0 million in the second quarter 2013
•	Net income was $9.2 million compared to $12.9 million in the second quarter 2013
•	Diluted earnings per share were $0.43, compared to $0.60 in the second quarter 2013

“The second quarter was highlighted by record gas refills including unit growth in all regions underscoring the global appeal and stickiness of our home carbonation system. Our total business in our Western Europe, Asia Pacific, and CEMEA regions all posted solid increases in the second quarter as our product and marketing strategies are leading to increased household penetration and user activity.” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “In the U.S., soda maker volumes remained under pressure as we struggled to drive consumer demand and retailers worked through excess inventory carried over from the holiday season. We are lowering our U.S. soda maker sales projections for the back half of the year while we reposition our brand behind health & wellness and refine our product line and marketing message to better promote this important consumer benefit. We are confident this strategy will have a positive long-term impact on our U.S. performance. Our revised plan for 2014 also includes operating expense reductions aimed at protecting profitability until growth trends improve.”

Second Quarter 2014 Financial Review

Geographical Revenue Breakdown
Revenue	Three Months Ended
	June 30, 2013	June 30, 2014	Increase (decrease)	Increase (decrease)
	In Millions USD			%
The Americas	$47.4	$40.9	$(6.5)	(14%)
Western Europe	68.1	77.7	9.6	14%
Asia-Pacific	10.8	12.2	1.4	13%
Central & Eastern Europe, Middle East, Africa	6.1	10.4	4.3	71%
Total	$132.4	$141.2	$8.8	6.6%

Press Release- SodaStream

Product Segment Revenue Breakdown
Revenue	Three Months Ended
	June 30, 2013	June 30, 2014	Increase	Increase
	In millions USD			%
Soda Maker Starter Kits	$49.9	$45.8	$(4.1)	(8%)
Consumables	78.9	90.8	11.9	15%
Other	3.6	4.6	1.0	27%
Total	$132.4	$141.2	$8.8	6.6%

Product Segment Unit Breakdown
	Three Months Ended
	June 30, 2013	June 30, 2014	Increase	Increase
	In thousands			%
Soda Maker Starter Kits	935	785	(150)	(16%)
CO2 Refills	5,542	6,507	965	17%
Flavors	8,505	9,297	792	9%

Gross margin for the second quarter 2014 was 50.5% compared to 54.3% for the same period in 2013. The decline was primarily due to unfavorable changes in foreign currency exchange rates, increased penetration of lower margin soda makers in the sales mix and inventory write offs, which were partially offset by a higher share of CO2 refills in product mix.

Sales and marketing expenses for the second quarter 2014 totaled $46.9 million, or 33.3% of revenue, compared to $43.6 million, or 33.0% of revenue for the comparable period in the prior year. The 30 basis point change in sales and marketing expenses as a percent of revenue was mainly attributable to an increasing in selling expense as a result of expenses related to the newly acquired Italian and Japanese distribution channels. This was partially offset by a decrease in advertising and promotion expense as a percent of revenue to 14.9% from 15.1% in the second quarter 2013.

General and administrative expenses for the second quarter 2014 were $13.1 million, or 9.3% of revenue, compared to $13.6 million, or 10.3% of revenue in the comparable period of last year. The decrease was partially due to lower share-based compensation expenses which were mostly offset by additional expenses related to our newly acquired Italian and Japanese distribution channels, as well as additional infrastructure (mainly information technology systems) to support future growth.

Operating income decreased to $11.2 million, or 8.0% of revenue, compared to $14.7 million, or 11.1% of revenue in the second quarter 2013.

Tax expense remained the same at $1.1 million with an increase in effective tax rate to 10.6%, from 7.9% in the second quarter 2013. The increase in the effective tax rate was primarily due to the geographical distribution of income before tax and the difference in local tax rates.

Balance Sheet Review

•	Cash and cash equivalents and bank deposits at June 30, 2014 were $36.2 million compared to $40.9 million at December 31, 2013. The decrease is primarily due to the investment in our new production facility, the acquisition of our Japanese distributor and an increase in working capital.
•	The Company had $38.6 million of bank debt at June 30, 2014 mainly for financing the investment in its new production facility, compared to $15.5 million of bank debt at December 31, 2013.
•	Working capital at June 30, 2014 increased 15.4% to $179.4 million compared to $155.4 million at December 31, 2013, mainly due to a decrease in trade payables and an increase in inventory from our newly acquired Japanese distribution channel. Inventories at June 30, 2014 increased 2.8% to $144.7 million compared to $140.7 million at December 31, 2013.

Press Release- SodaStream

Guidance

Based on second quarter results and current projections for the remainder of the year, the Company is revising its outlook:

•	The Company now expects full year 2014 revenue to increase approximately 5% over 2013 revenue of $562.7 million.
•	The Company now expects full year 2014 EBITDA to increase approximately 5% over 2013 EBITDA of $62.2 million. Excluding changes in foreign currency exchange rates compared to 2013, the Company expects 2014 EBITDA to increase approximately 17% over 2013.
•	The Company now expects full year 2014 net income to decrease approximately 5% over 2013 net income of $42.0 million.

Conference Call and Management Commentary

Detailed CFO commentary and a supplemental slide presentation have been filed with the Securities and Exchange Commission today under the cover of Form 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Wednesday, July 30, 2014) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Non-IFRS Financial Measures

Beginning with this press release, the company will no longer provide certain non-IFRS measures that were provided in past quarterly press releases, including Adjusted Net Income, Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”) and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

The Company believes that these measures no longer provide material additional information that should be considered in evaluating the Company’s operations.

Press Release- SodaStream

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and\or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

Press Release- SodaStream

Consolidated Statements of Operations
In thousands (other than per share amounts)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2013	2014	2013	2014
	(Unaudited)		(Unaudited)
Revenue	$250,029	$259,343	$132,390	$141,171
Cost of revenue	114,006	126,240	60,452	69,914

Gross profit	136,023	133,103	71,938	71,257

Operating expenses
Sales and marketing	82,498	93,087	43,639	46,941
General and administrative	25,226	26,427	13,617	13,072

Total operating expenses	107,724	119,514	57,256	60,013

Operating income	28,299	13,589	14,682	11,244

Interest expense, net	154	333	129	286
Other financial expense, net	792	792	582	620

Total financial expense, net	946	1,125	711	906

Income before income taxes	27,353	12,464	13,971	10,338

Income tax expense	2,406	1,443	1,108	1,095

Net income for the period	$24,947	$11,021	$12,863	$9,243

Net income per share
Basic	$1.20	$0.53	$0.62	$0.44
Diluted	$1.17	$0.52	$0.60	$0.43

Weighted average number of shares
Basic	20,719	20,933	20,756	20,958
Diluted	21,318	21,274	21,416	21,271

Press Release- SodaStream

Consolidated Balance Sheets as of

	December 31,	June 30,
	2013	2014
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$40,885	$36,244
Inventories	140,709	144,711
Trade receivables	123,936	109,158
Other receivables	22,208	27,753
Derivative financial instruments	538	1,419
Total current assets	328,276	319,285

Property, plant and equipment	107,132	124,397
Intangible assets	48,104	49,121
Deferred tax assets	1,089	1,217
Other receivables	398	493
Total non-current assets	156,723	175,228

Total assets	484,999	494,513

Liabilities
Loans and borrowings	15,452	38,619
Derivative financial instruments	103	-
Trade payables	90,749	61,567
Income tax payable	9,869	9,033
Provisions	1,614	2,033
Other current liabilities	29,674	31,034
Total current liabilities	147,461	142,286

Employee benefits	2,221	2,232
Provisions	714	752
Deferred tax liabilities	2,997	2,093
Total non-current liabilities	5,932	5,077

Total liabilities	153,393	147,363

Shareholders’ equity
Share capital	3,378	3,397
Share premium	193,649	198,908
Translation reserve	3,394	2,639
Retained earnings	131,185	142,206
Total shareholders’ equity	331,606	347,150

Total liabilities and shareholders’ equity	$484,999	$494,513

Press Release- SodaStream

Consolidated Statements of Cash Flows

	For the six months ended		For the three months ended
	June 30,		June 30,
	2013	2014	2013	2014
	(Unaudited)		(Unaudited)
	(In thousands)
Cash flows from operating activities
Net income for the period	$24,947	$11,021	$12,863	$9,243

Adjustments:
Amortization of intangible assets	1,140	1,261	712	749
Change in fair value of derivative financial instruments	(537)	264	(537)	(144)
Depreciation of property, plant and equipment	5,777	6,091	3,224	2,467
Share based payment	5,354	4,537	2,960	2,231
Interest expense, net	154	333	129	286
Income tax expense	2,406	1,443	1,108	1,095
	39,241	24,950	20,459	15,927
Increase in inventories	(24,784)	(3,945)	(14,982)	(1,477)
Decrease (increase) in trade and other receivables	(19,369)	13,853	(30,558)	(10,854)
Increase (decrease) in trade payables	(13,232)	(29,587)	6,001	(5,515)
Increase (decrease) in employee benefits	(1)	19	(15)	129
Increase (decrease) in provisions and other current liabilities	(5,238)	1,766	6,860	5,631
	(23,383)	7,056	(12,235)	3,841
Interest paid	(179)	(329)	(125)	(293)
Income tax received	3,539	710	91	347
Income tax paid	(966)	(3,939)	(256)	(3,257)
Net cash from (used in) operating activities	(20,989)	3,498	(12,525)	638

Cash flows from investing activities
Interest received	94	27	36	22
Investment in bank deposits	(10,000)	-	(10,000)	-
Proceeds from derivative financial instruments, net	(543)	(1,248)	562	(588)
Acquisition of subsidiary, net of cash acquired	(1,179)	-	(1,179)	-
Acquisition of property, plant and equipment	(19,328)	(28,211)	(8,724)	(12,527)
Acquisition of intangible assets	(2,489)	(2,546)	(1,380)	(2,183)
Net cash used in investing activities	(33,445)	(31,978)	(20,685)	(15,276)

Cash flows from financing activities
Proceeds from exercise of employee share options	1,832	741	681	288
Change in short-term debt	16,143	23,167	8,070	14,611
Net cash from financing activities	17,975	23,908	8,751	14,899

Net increase (decrease) in cash and cash equivalents	(36,459)	(4,572)	(24,459)	261
Cash and cash equivalents at the beginning of the period	62,068	40,885	49,888	36,052
Effect of exchange rates fluctuations on cash and cash equivalents	(409)	(69)	(229)	(69)

Cash and cash equivalents at the end of the period	$25,200	$36,244	$25,200	$36,244

Press Release- SodaStream

Information about revenue in reportable segments

	The Americas	Western Europe	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Six months ended:
June 30, 2013 (Unaudited)	$95,712	121,385	20,151	12,781	$250,029
June 30, 2014 (Unaudited)	$75,637	140,216	24,131	19,359	$259,343

Three months ended:
June 30, 2013 (Unaudited)	$47,373	68,087	10,832	6,098	$132,390
June 30, 2014 (Unaudited)	$40,879	77,666	12,225	10,401	$141,171

Press Release- SodaStream

EBITDA
	Six months ended		Three months ended
	June 30,		June 30,
	2013	2014	2013	2014
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$24,947	$11,021	$12,863	$9,243
Interest expense, net	154	333	129	286
Income tax expense (tax benefit)	2,406	1,443	1,108	1,095
Depreciation and amortization	6,917	7,352	3,936	3,216
EBITDA	$34,424	$20,149	$18,036	$13,840

Press Release- SodaStream

The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2014	2013	2014
	(Unaudited)		(Unaudited)
	Revenue
	(in thousands)

Soda maker starter kits (including exchange cylinders)	$92,866	$78,070	$49,914	$45,846
Consumables	150,893	173,623	78,831	90,699
Other	6,270	7,650	3,645	4,626
Total	$250,029	$259,343	$132,390	$141,171

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2014	2013	2014
	(Audited)	(Unaudited)	(Unaudited)
	As a percentage of revenue

Soda maker starter kits (including exchange cylinders)	37.1%	30.1%	37.7%	32.5%
Consumables	60.4%	66.9%	59.5%	64.2%
Other	2.5%	3.0%	2.8%	3.3%
Total	100.0%	100.0%	100.0%	100.0%

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